SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer

AMBEV EARNINGS CALL

3Q & 9M26


SUPERIOR
LIGHT BEER
Michelob
ULTRA
SEM
GLUTEN

This presentation was prepared by Ambev S.A. (“Ambev” or “Company”) for the exclusive use in the earnings conference call of the third quarter of 2026 and nine months of 2026 (3Q26 and 9M26). This presentation should not be considered as a complete document and should be analyzed together with the Company’s quarterly information form (ITR) for the third quarter and the respective press release, both available on the U.S. Securities and Exchange Commission – SEC and the CVM websites. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev’s shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

This presentation segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the third quarter of 2025 and nine months of 2025 (3Q25 and 9M25). Values in this release may not add up due to rounding.

ambev

THIRD QUARTER PERFORMANCE

3Q26 vs. 3Q25

Total volumes

+0.8%

Net Revenue

+7.6%

Disciplined revenue management

Normalized EBITDA

+8.9%

+40 bps margin expansion

Normalized EPS[1]

+15.4%

Normalized EPS[1] growth

→ SHAPE OF PERFORMANCE MIRRORED THE FIRST HALF

[1] Earnings per share

NINE MONTHS PERFORMANCE

3Q26

Total volumes	Net revenue	Normalized EBITDA	Normalized EPS[1]
+0.8%	+7.6%	+8.9%	+15.4%

9M26

Total volumes	Net revenue	Normalized EBITDA	Normalized EPS[1]
+0.7%	+7.3%	+9.3%	+12.3%
Beer >2x total	Ahead of inflation	Normalized EBITDA growth	Normalized EPS[1] growth

→ MARKETING INVESTMENT UP DOUBLE DIGIT – 3Q26 AND 9M26

[1] Earnings per share

Note: double-digit (10.0 - 19.9%)

GROWTH FORMULA

Stronger, broader set of brands

- HEALTHY VOLUME GROWTH
- NET REVENUE AHEAD OF INFLATION
- DISCIPLINED CONVERSION TO THE BOTTOM LINE



1
Lead and grow the category
2
Digitize and monetize our ecosystem
3
Optimize our business

A UNIQUE FOOTPRINT

1 **MOSTLY EMERGING MARKETS WHERE PEOPLE LOVE BEER**

2 **LEADERSHIP IN MARKETS WITH DIFFERENT ECONOMIC CYCLES**

3 **~HALF OF BUSINESS SITS OUTSIDE OF BRAZIL: DIVERSIFIED RISK**


CANADA
10% OF EBITDA 9M26
CAC
15% OF EBITDA 9M26
BR BEER
50% OF EBITDA 9M26
BR NAB
9% OF EBITDA 9M26
LAS
15% OF EBITDA 9M26
CONTRIBUTION % OF EBITDA 9M26

BUS PERFORMANCE 9M26

	VOLUME	NET REVENUE	EBITDA	EBITDA MARGIN
BRAZIL BEER	+2.1%	+7.8%	+6.9%	-30 BPS
BRAZIL NAB	-1.7%	+3.1%	+11.0%	+200 BPS
LAS	-1.5%	+11.8%	+19.4%	+180 BPS
CAC	+5.0%	+8.3%	+9.8%	+70 BPS
CANADA	-1.5%	+1.2%	+3.8%	+70 BPS



Note: bps (basis points)

BU BRAZIL NAB

3Q26 & 9M26

- 3Q26 volumes +mid-single digit
- Sell-out share improved sequentially
  Back to last year's level
- 9M26 EBITDA margin ~+200 bps



ORIGINAL DO BRASIL
Guaraná
ANTARCTICA
zero
com
fibras
o mesmo sabor, agora com fibras

- Zero-sugar portfolio +double digit
- Guaraná with Fibers national distribution

Note: mid-single digit (3.4 - 6.6%); double-digit (10.0 - 19.9%).

LEAD AND GROW THE CATEGORY



1
Lead & Grow the Category
2
Digitize & Monetize our Ecosystem
3
Optimize our Business

BU BRAZIL BEER 2Q26 + 3Q26

INDUSTRY: Q2.26 + Q3.26 TOGETHER


FIFA WORLD CUP
Jun 11 – Jul 19
2026 Calendar
MAR
APR
MAY
JUN
JUL
AUG
SEP
~ Mar 20th
~ Jun 20th
~ Sep 20th
Nielsen Calendar
2Q26
Nielsen industry: Slightly negative
3Q26
Nielsen industry:~ +4%
Industry 2Q26 + 3Q26: +1.3%

BU BRAZIL BEER

VOLUMES: 2Q26 + 3Q26 TOGETHER

COMMERCIAL MOMENTUM



2Q26
+5.0%
+1.8%
Sell-in
Sell-out (Nielsen)
3Q26
+0.5%
+5.4%
Sell-in
Sell-out (Nielsen)



2Q26 + 3Q26
+2.7%
+3.5%
Sell-in
Sell-out (Nielsen)



Budweiser
Corona Cero
STELLA ARTOIS
PURE GOLD
Michelob ULTRA
BRAHMA
SKOL

BU BRAZIL BEER

3Q26 & 9M26

COMMERCIAL MOMENTUM

- **Sequential improvement**
  Share up sequentially in the quarter (Nielsen)

- **All channels**
  Gains vs. last year in on- and off-trade

- **Leading where growth is**
  Expanding leadership in Premium and Zero Alcohol



STELLA ARTOIS
STELLA ARTOIS
Michelob ULTRA
ANTARCTICA
BRAHMA
Budweiser
ANTARCTICA
ORIGINAL
BRAHMA
SPATEN
Corona Extra

BU BRAZIL BEER OUR MOST COMPLETE PORTFOLIO

BRANDS' EQUITY AT A 5-YEAR HIGH (9M26)

3Q26 PERFORMANCE

PREMIUM

▲+HIGH TEENS



SPATEN
STELLA ARTOIS
Corona Extra
ANTARCTICA
ORIGINAL

BALANCED CHOICES

▲ >2X



Michelob ULTRA
STELLA ARTOIS
SPATEN PRO
Corona Cero
SKOL

▲ NO-ALCOHOL +FORTIES

FLAVORED BEER & RTDs

▲+MID-TWENTIES



FLYING FISH
BEATS
BRUTAL FRUIT Spritzer
BRUTAL FRUIT Spritzer

SKOL

BRAHMA ANTARCTICA

MAINSTREAM[1]

1 Mainstream comprises core plus, core and value segments.

Note: high-teens (16.7 - 19.9%); mid-twenties (23.4 – 26.6%); forties (40.0 - 49.9%).

DIGITIZE & MONETIZE OUR ECOSYSTEM


3
Optimize our Business
1
Lead & Grow the Category
Digitize & Monetize our Ecosystem
2

BEES

STRENGTHENING THE CORE BUSINESS

BRAZIL

- +1 million points of sale
- Better sell-out activation & product recommendations
- SKUs per POS +High Single Digit YTD +Double Digit in 3Q26 vs. 3Q25



Note: high-single digit (6.7 - 9.9%); double-digit (10.0 - 19.9%)

BEES

BEES BRAZIL MARKETPLACE: NEW GROWTH ENGINES

CUSTOMERS WHO HAVE BOUGHT VIA MARKETPLACE

>80% OF BASE

3Q26 and 9M26 GMV[1]

>80% YOY

3RD-PARTY EXPANSION

CONTINUED

LARGER TOTAL ADDRESSABLE MARKET



[1] Gross Merchandise Value

BU BRAZIL BEER

ZÉ DELIVERY

3Q26

- **~27 million consumers** annually
- **Premium ~mid-thirties of Zé volume**
  Balanced Choices over-index ~50%
- **Zé GMV[1] +mid-teens**
- **Marketplace ~20%** of Zé GMV[1]



DELIVERY

[1] Gross Merchandise Value
Note: mid-thirties (33.4 – 36.6%); mid-teens (13.4 - 16.6%).

OPTIMIZE OUR BUSINESS



3
Optimize our Business
1
Lead & Grow the Category
Digitize & Monetize our Ecosystem
2

03

EFFECTIVE RESOURCE ALLOCATION

01.

REVENUE MANAGEMENT

~+50%

YTD return on BEES on-trade promos vs. 9M25

02.

COST PRODUCTIVITY

~R$450M

Non-commodity savings YTD

03.

ORGANIZATIONAL PRODUCTIVITY

~+4%

YTD Hectoliter per FTE[1] YoY (+20% vs. 5 years ago)

EFFICIENCIES CHANNELED INTO INVESTMENT

MARKETING INVESTMENT ~2X TOP-LINE GROWTH

[1] Full Time Employee

ONE ENGINE

A COMPANY WITHOUT BORDERS

CATEGORY GROWTH

SHARPER EXECUTION

DISCIPLINED RESOURCE ALLOCATION

SCALING WHAT WORKS ACROSS OUR FOOTPRINT


CANADA
CAC
LAS
3
1
2

FINANCIAL HIGHLIGHTS

3Q26 & 9M26

CFO REMARKS


ambev
ambev

AMBEV 9M26
Financial Highlights

+9.3%
Normalized EBITDA

Normalized Net Income growing ahead of EBITDA

+11.6%
Normalized Net Income

MARGIN EXPANSION
Gross margin & Normalized EBITDA margin expansion

3Q26 AMBEV HIGHLIGHTS

DISCIPLINED RESOURCE ALLOCATION

- Cash COGS/hl[1] +6.5%
- +60 bps gross margin expansion
- Cash SG&A +7.6%: S&M[2] investments, distribution and bonus accruals

+8.9%
Normalized EBITDA R$7.3 bn

+40 BPS
Normalized EBITDA margin expansion

[1] Excl. non-Ambev marketplace products
[2] Sales and Marketing

BELOW-EBITDA – NET FINANCIAL EXPENSES

01

YTD

Meaningful improvement in financial expenses

Active management of financial FX exposures

02

R$312M

Net financial expenses in 3Q26

Down 71% YoY

INCOME TAXES, NET INCOME & EPS[1]

01

16.8%
Effective Tax Rate in 3Q26
vs. 6.7% in 3Q25

02

R$4.4BN
Normalized Net Income in 3Q26
+14.3% YoY

03

+15.4%
Normalized EPS[1] in 3Q26
R$0.28 per share

NORMALIZED NET PROFIT GROWTH AHEAD OF NORMALIZED EBITDA GROWTH, BOTH IN 9M26 AND 3Q26

[1] Earnings per share

CASH FLOW GENERATION 9M26



+R$ 15.6 BN
-R$ 5.4 BN
-R$ 8.7 BN
Operating Activities
+39% vs. 9M25
Investing Activities
R$2.4 bn above 9M25
Financing Activities
R$7.3 bn below 9M25

SHAREHOLDER RETURN AGENDA

01

~R$3.3BN

208M-share Buyback Program

✓ Completed in Aug-26

02

R$1.9BN

2025 IOC final tranche (gross of taxes)

✓ Paid in October 6th, 2026

03

~R$8BN

Shareholders return agenda YTD

Cash basis, gross of taxes

[1] Interest on Capital

OUTLOOK

FY26 GUIDANCE UNCHANGED

+4.5% - +7.5%

Brazil Beer Cash COGS/hl[1]

OUR AMBITION

Consolidated margin expansion over time, through efficient resource allocation

INVESTING BEHIND OUR GROWTH ENGINES

- **01** Brand building
- **02** Brewery upgrades & expansions
- **03** Innovation pipeline
- **04** Commercial assets

[1] Excl. non-Ambev marketplace products



ONE QUARTER REMAINS

FINISH 2026 STRONG → ENTER 2027 STRONG

OUR CONFIDENCE IN



1 **Our category**
Beer: loved category with development potential

2 **Our strategy**
Three pillars working as a flywheel

3 **Our momentum**
Consistent results through 9M26

CONFIDENCE SHARED BY OUR BOARD

SHARE BUYBACK

UP TO

190 MILLION SHARES

~R$3 BN

Approved by the Board of Directors on October 28

Consistent with our capital allocation framework




DREAM BIG
for a future with more Cheers

THANK YOU

ambev


Q&A
Budweiser
Corona
Cero
STELLA ARTOIS
PURE GOLD
SPATEN
PRO
STELLA ARTOIS
ALCOHOL FREE
0.0%
SUPERIOR LIGHT BEER
Michelob
ULTRA
SKOL
BRAHMA